LONGDUODUO COMPANY LIMITED

G3-5-8016 Shui’an Town, Ruyi Headquarters Base

Hohhot Economic Development Zone

Inner Mongolia 010000

October 15, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Conlon Danberg Jessica Ansart Jeanne Baker Terence O’Brien

Re:	Longduoduo Company Limited Annual Report on Form 10-K for the Year Ended June 30, 2023

Ladies and Gentlemen,

Longduoduo Company Limited (the “Company”) hereby furnishes the following correspondence in connection with the Company’s filing today of its Annual Report on Form 10-K for the Year Ended June 30, 2024 (the “2024 Report”). Set forth below in italics you will find copies of the Staff’s comments from its letter dated April 18, 2024 regarding the Company’s Annual Report on Form 10-K for the Year Ended June 30, 2023 (the “Comment Letter”). By agreement with the Staff, we have incorporated into the 2024 Report our responses to the Comment Letter. Each comment copied below is followed by a “Response” containing information and page reference to the location within the 2024 Report where responsive disclosure can be found.

Form 10-K for the Year Ended June 30, 2023

Part I

Item 1. Business, page 1

1.	At the onset of Part I, please disclose prominently that you are not a Chinese operating company but a Nevada holding company with operations conducted by your subsidiaries.

Response to Comment 1

As requested, we have disclosed in caps on page 1 of the 2024 Report that Longduoduo is a Nevada holding company with operations conducted by Chinese subsidiaries.

2.	Please provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to data security or anti-monopoly concerns, have or may impact the company’s ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange.

Response to Comment 2

As requested, we have included at page 3 et seq. a discussion of the legal and operational risks associated with having Longduoduo’s operations in China, including discussion of the potential effect if any such risks were realized.

3.	Please revise your disclosure in Item 1 to disclose the location of your auditor’s headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.

Response to Comment 3

As requested, we have inserted on page 3 of the 2024 Report the location of our auditor’s headquarters and a discussion of how the HFCAA, as amended, and related regulations could affect Longduoduo.

4.	Please provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.

Response to Comment 4

As requested, we have provided on page 4 et seq. a statement that no cash or other assets has been transferred among Longduoduo and any of its subsidiaries, accompanied by a description of the restrictions that would apply if Longduoduo undertook to make such a transfer, and we have advised that the payment of dividends by Longduoduo to its shareholders will depend on such cash flows and may be prevented by government restrictions on cash transfers.

5.	Please disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Response to Comment 5

As requested, we have provided on page 5 a discussion of permission requirements applicable (or not) to the operations of Longduoduo’s subsidiaries in China, including in particular requirements imposed by the CAC or CSRC. We have also provided on page 10 a list of licenses that our subsidiaries require to carry on their businesses, and on page 11 a discussion of the risk of failing to secure necessary regulatory permissions.

6.	Please revise to include a summary of the risk factors section pursuant to Item 105(b) of Regulation S-K. In the summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China- based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of your securities to significantly decline or be worthless.

Response to Comment 6

As requested, we have provided a summary of additional risk factors related to our operations in China, commencing on page 5.

Item 1A. Risk Factors

Risks Related to Doing Business in the PRC, page 13

7.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.

Response to Comment 7

As requested, we have added risk factors at pages 17 et seq. describing the actual and potential control that the Chinese government may exercise over the conduct of our business.

Because our principal assets are located outside of the United States and because all of our directors and all our officers reside outside, page 14

8.	We note your disclosure here that "[a]ll of your present officers and directors reside outside of the United States. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. Please also revise to disclose all of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints.

Response to Comment 8

As requested, we have substantially rewritten this risk factor at page 20, to clarify the points raised in this comment.

The recent joint statement by the SEC and PCAOB and the Holding Foreign Companies Accountable Act all call for additional..., page 14

9.	We note your disclosure about the Holding Foreign Companies Accountable Act. Please expand your risk factors to disclose that the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, decreases the number of consecutive “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted. Update your disclosure to describe the potential consequences to you if the PRC adopts positions at any time in the future that would prevent the PCAOB from continuing to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.

Response to Comment 9

As suggested, we have rewritten this risk factor at pages 21 and 22 to focus on the current risk to Longduoduo arising from the HFCA Act.

Report of Independent Registered Public Accounting Firm , page F-3

10.	Note 1 on page F-9 indicates that on September 21, 2023, the Company implemented a 1- for-10 reverse split of its outstanding common stock, effective at the close of business on September 26, 2023. The accompanying financial statements have been adjusted to retroactively reflect this reverse stock split. Given the retroactive presentation of this reverse split, it appears that KCCW Accountancy Corp.'s audit report dated October 13, 2022 must be updated. Please request KCCW Accountancy Corp. to address this matter.

Response to Comment 10

We have been advised by the Staff that this comment has been withdrawn, as the audit report of KCCW Accountancy Corp. does not appear in the 2024 Report.

Respectfully submitted,

/s/ Zhou Hongxiao
Chief Executive Officer

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